Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 100,836,801 common shares
Treasury Shares: 10,545,014 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2024	2023	2024	2023

		(unaudited)
Revenue	4	1,144,687	1,034,925	471,495	385,794
Cost of revenue	5	(900,810)	(769,671)	(361,003)	(281,660)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	121,302	116,008	13,602	25,643
Changes in net realizable value of agricultural produce after harvest		(19,453)	(399)	(5,874)	(215)
Margin on manufacturing and agricultural activities before operating expenses		345,726	380,863	118,220	129,562
General and administrative expenses	6	(78,958)	(65,994)	(24,111)	(19,957)
Selling expenses	6	(115,511)	(104,870)	(46,790)	(39,543)
Other operating expense, net	8	(16,505)	(6,927)	(17,640)	(1,926)
Profit from operations		134,752	203,072	29,679	68,136
Finance income	9	9,164	105,783	4,139	29,934
Finance costs	9	(106,062)	(117,641)	(3,035)	(26,446)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(1,911)	5,072	(7,528)	17,408
Financial results, net	9	(98,809)	(6,786)	(6,424)	20,896
Profit before income tax		35,943	196,286	23,255	89,032
Income tax benefit / (expense)	10	39,980	(51,774)	(4,544)	(13,645)
Profit for the period		75,923	144,512	18,711	75,387
Attributable to:
Equity holders of the parent		75,974	143,747	19,061	75,910
Non-controlling interest		(51)	765	(350)	(523)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.735	1.338	0.189	0.708
Diluted earnings per share		0.732	1.334	0.189	0.705

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2024	2023	2024	2023

	(unaudited)

Profit for the period	75,923	144,512	18,711	75,387
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	428,407	23,378	64,355	(36,153)
Cash flow hedge, net of tax (Note 2)	17,124	24,235	217	5,706
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(264,129)	(9,518)	(33,456)	12,190
Other comprehensive income	181,402	38,095	31,116	(18,257)
Total comprehensive income for the period	257,325	182,607	49,827	57,130

Attributable to:
Equity holders of the parent	254,119	181,531	49,518	57,590
Non-controlling interest	3,206	1,076	309	(460)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2024 and December 31, 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2024	2023
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	1,597,718	1,549,565
Right of use assets	12	387,375	406,713
Investment property	13	33,542	33,364
Intangible assets, net	14	38,224	27,519
Biological assets	15	42,414	23,706
Deferred income tax assets	10	6,554	9,777
Trade and other receivables, net	17	37,872	39,060
Derivative financial instruments	16	15,183	18,001
Other Assets		2,163	1,515
Total Non-Current Assets		2,161,045	2,109,220
Current Assets
Biological assets	15	182,696	204,331
Inventories	18	400,630	256,051
Trade and other receivables, net	17	269,648	179,055
Derivative financial instruments	16	85	13,819
Short-term investments		15,351	62,637
Cash and cash equivalents	19	198,255	339,781
Total Current Assets		1,066,665	1,055,674
TOTAL ASSETS		3,227,710	3,164,894
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	167,073
Share premium	21	666,839	743,810
Cumulative translation adjustment		(378,876)	(603,861)
Equity-settled compensation		16,128	18,654
Cash flow hedge		—	(17,124)
Other reserves		151,254	150,677
Treasury shares		(15,814)	(8,062)
Revaluation surplus		246,699	317,598
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		501,698	418,789
Equity attributable to equity holders of the parent		1,396,575	1,229,128
Non-controlling interest		39,470	36,520
TOTAL SHAREHOLDERS EQUITY		1,436,045	1,265,648
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	494	1,008
Borrowings	24	688,628	697,843
Lease liabilities	25	301,465	325,569
Deferred income tax liabilities	10	352,272	376,331
Payroll and social security liabilities	26	1,278	1,570
Provisions for other liabilities	27	2,742	2,871
Total Non-Current Liabilities		1,346,879	1,405,192
Current Liabilities
Trade and other payables	23	174,699	190,730
Current income tax liabilities	10	6,342	5,023
Payroll and social security liabilities	26	37,963	37,357
Borrowings	24	170,796	207,106
Lease liabilities	25	52,827	52,941
Derivative financial instruments	16	1,355	169
Provisions for other liabilities	27	804	728
Total Current Liabilities		444,786	494,054
TOTAL LIABILITIES		1,791,665	1,899,246
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,227,710	3,164,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—	—	—	—	—	143,747	143,747	765	144,512
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	13,589	—	—	—	—	8,639	—	—	22,228	1,150	23,378
Cash flow hedge (*)	—	—	—	—	24,235	—	—	—	—	—	24,235	—	24,235
Revaluation of surplus (**)	—	—	—	—	—	—	—	(8,679)	—	—	(8,679)	(839)	(9,518)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income for the period	—	—	13,589	—	24,235	—	—	(13,188)	—	13,148	37,784	311	38,095
Total comprehensive income for the period	—	—	13,589	—	24,235	—	—	(13,188)	—	156,895	181,531	1,076	182,607

Reserves for the benefit of government grants (1)	—	—	—	—	—	13,634	—	—	—	(13,634)	—	—	—
- Employee share options (Note 21)
Exercised	—	42	—	(14)	—	—	10	—	—	—	38	—	38
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	4,744	—	—	—	—	—	—	4,744	—	4,744
Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(15,888)	—	—	—	—	(3,124)	—	—	—	(19,012)	—	(19,012)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at September 30, 2023 (unaudited)	167,073	749,851	(442,440)	17,377	(20,637)	141,319	(7,112)	268,721	41,574	345,603	1,261,329	38,628	1,299,957
(*) Net of 9,893 of Income tax.
(**) Net of 12,317 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—		—	—	—	75,974	75,974	(51)	75,923
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	224,985	—	—	—	—	178,277	—	—	403,262	25,145	428,407
Cash flow hedge (*)	—	—	—	—	17,124	—	—	—	—	—	17,124	—	17,124
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(242,241)	—	—	(242,241)	(21,888)	(264,129)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive income for the period	—	—	224,985	—	17,124	—	—	(70,899)	—	6,935	178,145	3,257	181,402
Total comprehensive income for the period	—	—	224,985	—	17,124	—	—	(70,899)	—	82,909	254,119	3,206	257,325

- Employee share options (Note 22):
Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,623	—	—	—	—	—	—	3,623	—	3,623
Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(49,626)	—	—	—	—	(8,653)	—	—	—	(58,279)	—	(58,279)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
- Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(256)	(256)
Balance at September 30, 2024 (unaudited)	167,073	666,839	(378,876)	16,128	—	151,254	(15,814)	246,699	41,574	501,698	1,396,575	39,470	1,436,045

(*) Net of 7,973 of Income tax.
(**) Net of 144,594 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2024	2023
		(unaudited)
Cash flows from operating activities:
Profit for the period		75,923	144,512
Adjustments for:
Income tax (benefit) / expense	10	(39,980)	51,774
Depreciation of property, plant and equipment	11	168,845	153,533
Depreciation of right of use assets	12	64,127	59,859
Net loss from the fair value adjustment of investment properties	13	22,484	913
Amortization of intangible assets	14	1,769	1,585
Gain from the sale of farmland and other assets	8	(6,050)	(9,526)
Gain from disposal of other property items	8	(478)	(1,828)
Impairment due to fire	20	14,036	—
Equity settled share-based compensation granted	7	5,081	6,684
(Gain) / loss from derivative financial instruments	8, 9	(3,118)	13,053
Interest, finance cost related to lease liabilities and other financial expense, net	9	58,885	(1,222)
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(5,904)	(15,320)
Changes in net realizable value of agricultural produce after harvest (unrealized)		1,834	1,622
Provision and allowances		(1,993)	(121)
Net (gain) / loss of inflation effects on the monetary items	9	1,911	(5,072)
Foreign exchange loss / (gains), net	9	5,051	(33,954)
Cash flow hedge – transfer from equity	9	28,224	43,221
Subtotal		390,647	409,713
Changes in operating assets and liabilities:
Increase in trade and other receivables		(150,992)	(67,473)
Increase in inventories		(111,079)	(94,969)
Decrease in biological assets		64,349	65,192
Increase in other assets		(374)	(655)
Decrease / (increase) in derivative financial instruments		20,471	(10,790)
Decrease in trade and other payables		(49,063)	(54,040)
Increase in payroll and social security liabilities		4,970	10,133
Increase in provisions for other liabilities		901	828
Net cash provided by operating activities before taxes paid		169,830	257,939
Income tax paid		(4,963)	(740)
Net cash provided by operating activities	(a)	164,867	257,199

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2024	2023
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		(15,923)	(3,193)
Purchases of property, plant and equipment	11	(203,153)	(184,870)
Purchases of cattle and non-current biological assets		(1,445)	(770)
Purchases of intangible assets	14	(1,019)	(1,356)
Interest received and others		6,496	69,681
Proceeds from sale of property, plant and equipment		890	2,728
Proceeds from sale of farmlands and other assets	27	23,259	48,097
Acquisition of short-term investment	16	(33,711)	(34,500)
Disposal of short-term investment	16	77,551	93,009
Net cash used in investing activities	(b)	(147,055)	(11,174)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		98	38
Proceeds from long-term borrowings		94,594	19,900
Payments of long-term borrowings		(96,727)	(11,797)
Proceeds from short-term borrowings		89,936	480,297
Payment of short-term borrowings		(121,660)	(365,810)
Payments of derivative financial instruments		(581)	—
Lease payments		(80,756)	(81,651)
Interest paid	(c)	(19,064)	(32,816)
Purchase of own shares		(58,279)	(19,012)
Dividends paid to non-controlling interest		(376)	—
Dividends to shareholders	21	(17,500)	(17,500)
Net cash used in financing activities	(d)	(210,315)	(28,351)
Net decrease in cash and cash equivalents		(192,503)	217,674
Cash and cash equivalents at beginning of period	19	339,781	230,653
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	50,977	(98,515)
Cash and cash equivalents at end of period	19	198,255	349,812

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		Nine-months ended September 30,
		2024	2023
Operating activities	(a)	(67,244)	25,113
Investing activities	(b)	(7,889)	(1,370)
Interest paid	(c)	7,429	1,655
Financing activities	(d)	42,457	55,229
Exchange rate changes and inflation on cash and cash equivalents	(e)	32,676	(78,972)

For non-cash transactions, see Note 12 for right of use assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statements”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on November 12, 2024.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2023. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the nine-month period ended September 30, 2024. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the nine-month period ended September 30, 2024 and 2023 were 101.6% and 103.2%, respectively. December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of September 30, 2024 and 2023, respectively, was 970.5 and 350, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2024. All amounts are shown in US dollars.

	September 30, 2024
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(11,271)	—	—	—	(11,271)
Brazilian Reais	—	(605,103)	—	—	(605,103)
US Dollar	(132,769)	(230,130)	37,864	(7,090)	(332,125)
Uruguayan Peso	—	—	(941)	—	(941)
Total	(144,040)	(835,233)	36,923	(7,090)	(949,440)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended September 30, 2024 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future revenue in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2024
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(33,192)	(23,013)	3,786	(52,419)
(Decrease) or increase in Profit before income tax	(33,192)	(23,013)	3,786	(52,419)

Hedge Accounting - Cash flow hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the nine-month period ended September 30, 2024, a loss before income tax of US$ 601 was recognized in other comprehensive income (September 30, 2023: US$ 7,389) and US$ 28,224 (September 30, 2023: US$ 43,221) was reclassified from equity to profit or loss within “Financial results, net

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2024 (all amounts are shown in US dollars):
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	September 30, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	39,091	—	—	39,091
Brazilian Reais	—	52,271	—	52,271
US Dollar	52,626	328,282	146,121	527,029
Subtotal fixed-rate borrowings	91,717	380,553	146,121	618,391
Variable rate:
Brazilian Reais	—	227,598	—	227,598
US Dollar	13,435	—	—	13,435
Subtotal variable-rate borrowings	13,435	227,598	—	241,033
Total borrowings as per analysis	105,152	608,151	146,121	859,424

At September 30, 2024, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,276)	(2,276)
US Dollar	(134)	—	(134)
Decrease in profit before income tax	(134)	(2,276)	(2,410)

•Credit risk

As of September 30, 2024, six banks accounted for approximately 70% of the total cash deposited (J.P. Morgan, Banco Bladex, Banco do Brasil, Credit Agricole, Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2024:

▪    Futures / Options
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	September 30, 2024
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(9)	(1,556)	52	52
Soybean	(6)	(1,887)	24	24
Wheat	4	950	9	9
Sugar	70	30,307	(1,335)	(736)
Total	59	27,814	(1,250)	(651)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of R$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December, 2026. This swap expires semiannually until December, 2026.

In July 2024, the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with Itaú BBA in an aggregate amount of R$ 76 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

Also, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with BR Partners in an aggregate amount of R$ 115 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

Finally, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with XP Investimentos in an aggregate amount of R$ 209 million. In this operation Adecoagro Vale do Ivinhema receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
The swap agreements resulted in a recognition of a loss of US$ 3.5 million for the nine-month period ended September 30, 2024.

▪Currency forward
During the nine-month period ended on September 30, 2024, the Group entered into several currency forward contracts with some Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for an aggregate amount of US$ 4 million. These financial instruments resulted in the recognition of a gain amounting to US$ 0.02 million for the nine-month period ended September 30, 2024. The currency forward contracts are due in March 2025.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
Also, during the nine-month period ended on September 30, 2024, the Group entered into several currency forward contracts with some Argentine banks, in order to hedge the fluctuation of the Argentine Peso against the U.S. Dollar, for an aggregate amount of US$ 16 million. These financial instruments resulted in the recognition of a gain amounting to US$ 1.86 million for the nine-month period ended September 30, 2024. The currency forward contracts are due in December 2024.
Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

We are engaged in agricultural, manufacturing and land transformation activities.

Our agricultural activities consist of (i) harvesting certain agricultural products, including crops, rough rice, and sugarcane, either for sale to third parties or for our own internal use as inputs in manufacturing processes, and (ii) producing fluid milk.

Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) producing UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others.

Our land transformation activities relate to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and the implementation of production technology and agricultural best practices on these farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Effective for our year ended December 31, 2023, our CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, our CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, our CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. Our CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, our CODM started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure – to the farmland where the cattle is assigned. We maintain cattle as a complementary activity to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weed.

These changes resulted in revisions to the financial information provided to our CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Our CODM believes these changes better reflect the performance of our reportable segments. Accordingly, we changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the nine-month period ended September 30, 2023 to reflect the new reportable segments’ structure.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy”.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•The ‘Farming’ business is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2023, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The primary operating performance measure for all of our segments is “Profit or Loss from Operations” which we measure in accordance with the procedure outlined above.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the nine-month period ended

September 30,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	175,065	11,050	186,115	199,035	10,904	209,939	209,248	14,734	223,982
Cost of revenue	(159,224)	(10,566)	(169,790)	(157,478)	(9,038)	(166,516)	(174,854)	(11,506)	(186,360)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,954	4,230	33,184	31,927	7,187	39,114	6,661	812	7,473
Changes in net realizable value of agricultural produce after harvest	(17,583)	(2,410)	(19,993)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	27,212	2,304	29,516	73,484	9,053	82,537	41,055	4,040	45,095
General and administrative expenses	(16,195)	(1,185)	(17,380)	(11,391)	(1,183)	(12,574)	(8,271)	(784)	(9,055)
Selling expenses	(13,206)	(871)	(14,077)	(24,506)	(1,493)	(25,999)	(19,188)	(1,646)	(20,834)
Other operating income, net	(5,358)	386	(4,972)	(14,327)	(3,963)	(18,290)	3,450	469	3,919
Profit / (loss) from Operations	(7,547)	634	(6,913)	23,260	2,414	25,674	17,046	2,079	19,125

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,061)	(474)	(6,535)	(10,539)	(994)	(11,533)	(8,458)	(883)	(9,341)
Net loss from Fair value adjustment of Investment property	(588)	(40)	(628)	(17,600)	(4,256)	(21,856)	—	—	—
Impairment of assets destroyed by fire	14,162	(126)	14,036	—	—	—	—	—	—

September 30,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,107,999	36,688	1,144,687
Cost of revenue	—	—	—	(869,700)	(31,110)	(900,810)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	109,073	12,229	121,302
Changes in net realizable value of agricultural produce after harvest	—	—	—	(17,043)	(2,410)	(19,453)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	330,329	15,397	345,726
General and administrative expenses	(19,754)	(1,831)	(21,585)	(73,975)	(4,983)	(78,958)
Selling expenses	1,314	(31)	1,283	(111,470)	(4,041)	(115,511)
Other operating income, net	272	6	278	(13,403)	(3,102)	(16,505)
Profit / (loss) from Operations	(18,168)	(1,856)	(20,024)	131,481	3,271	134,752

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,117)	(107)	(1,224)	(168,156)	(2,458)	(170,614)
Net loss from Fair value adjustment of Investment property	—	—	—	(18,188)	(4,296)	(22,484)
Impairment of assets destroyed by fire	—	—	—	14,162	(126)	14,036

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the nine-month period ended

September 30,2023 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	170,841	(3,072)	167,769	196,116	(1,017)	195,099	192,084	(3,288)	188,796
Cost of revenue	(150,431)	2,776	(147,655)	(140,191)	(41)	(140,232)	(160,349)	2,668	(157,681)
Initial recognition and changes in fair value of biological assets and agricultural produce	2,174	(358)	1,816	6,988	(146)	6,842	9,902	(509)	9,393
Changes in net realizable value of agricultural produce after harvest	(337)	105	(232)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,247	(549)	21,698	62,913	(1,204)	61,709	41,637	(1,129)	40,508
General and administrative expenses	(12,585)	383	(12,202)	(11,126)	245	(10,881)	(7,382)	189	(7,193)
Selling expenses	(17,377)	322	(17,055)	(25,459)	448	(25,011)	(19,488)	384	(19,104)
Other operating income, net	7,524	57	7,581	2,796	27	2,823	(226)	5	(221)
(Loss) / profit from Operations	(191)	213	22	29,124	(484)	28,640	14,541	(551)	13,990

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,236)	161	(6,075)	(10,450)	219	(10,231)	(8,014)	203	(7,811)
Net loss from Fair value adjustment of Investment property	(993)	160	(833)	(107)	27	(80)	—	—	—

September 30,2023 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,042,302	(7,377)	1,034,925
Cost of revenue	—	—	—	(775,074)	5,403	(769,671)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	117,021	(1,013)	116,008
Changes in net realizable value of agricultural produce after harvest	—	—	—	(504)	105	(399)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	383,745	(2,882)	380,863
General and administrative expenses	(17,650)	160	(17,490)	(66,971)	977	(65,994)
Selling expenses	(108)	—	(108)	(106,024)	1,154	(104,870)
Other operating income, net	(64)	(3)	(67)	(7,013)	86	(6,927)
(Loss) / profit from Operations	(17,822)	157	(17,665)	203,737	(665)	203,072

Depreciation of Property, plant and equipment and amortization of Intangible assets	(949)	24	(925)	(155,725)	607	(155,118)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,100)	187	(913)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	175,065	199,035	209,248	583,348	524,651	—	1,107,999
Cost of revenue	(159,224)	(157,478)	(174,854)	(491,556)	(378,144)	—	(869,700)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,954	31,927	6,661	67,542	41,531	—	109,073
Changes in net realizable value of agricultural produce after harvest	(17,583)	—	—	(17,583)	540	—	(17,043)
Margin on manufacturing and agricultural activities before operating expenses	27,212	73,484	41,055	141,751	188,578	—	330,329
General and administrative expenses	(16,195)	(11,391)	(8,271)	(35,857)	(18,364)	(19,754)	(73,975)
Selling expenses	(13,206)	(24,506)	(19,188)	(56,900)	(55,884)	1,314	(111,470)
Other operating (loss) / income, net	(5,358)	(14,327)	3,450	(16,235)	2,560	272	(13,403)
(Loss) / profit from Operations	(7,547)	23,260	17,046	32,759	116,890	(18,168)	131,481

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,061)	(10,539)	(8,458)	(25,058)	(141,981)	(1,117)	(168,156)
Net loss from Fair value adjustment of Investment property	(588)	(17,600)	—	(18,188)	—	—	(18,188)
Transfer of revaluation surplus derived from disposals of assets before taxes	9.024	—	—	9.024	—	—	9.024
Impairment of assets destroyed by fire	14,162	—	—	14,162	—	—	14,162
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	18,544	11,934	(23,488)	6,990	(5,444)	—	1,546
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	10,410	19,993	30,149	60,552	46,975	—	107,527
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,834)	—	—	(1,834)	—	—	(1,834)
Changes in net realizable value of agricultural produce after harvest (realized)	(15,749)	—	—	(15,749)	540	—	(15,209)

As of September 30, 2024:
Farmlands and farmland improvements, net	432,381	176,335	2,451	611,167	79,181	—	690,348
Machinery, equipment, building and facilities, and other fixed assets, net	39,281	104,808	134,213	278,302	232,097	—	510,399
Bearer plants, net	1,265	—	—	1,265	361,491	—	362,756
Work in progress	624	3,224	18,714	22,562	11,653	—	34,215
Right of use asset	11,614	13,307	568	25,489	361,603	283	387,375
Investment property	28,193	5,349	—	33,542	—	—	33,542
Goodwill	10,235	6,220	—	16,455	4,008	—	20,463
Biological assets	49,293	48,477	42,193	139,963	85,147	—	225,110
Finished goods	59,475	30,193	10,804	100,472	131,270	—	231,742
Raw materials, Stocks held by third parties and others	65,069	63,846	16,235	145,150	23,738	—	168,888
Total segment assets	697,430	451,759	225,178	1,374,367	1,290,188	283	2,664,838
Borrowings	36,360	51,051	68,792	156,203	619,184	84,037	859,424
Lease liabilities	12,538	11,100	590	24,228	329,871	193	354,292
Total segment liabilities	48,898	62,151	69,382	180,431	949,055	84,230	1,213,716
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2023 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	170,841	196,116	192,084	559,041	483,261	—	1,042,302
Cost of revenue	(150,431)	(140,191)	(160,349)	(450,971)	(324,103)	—	(775,074)
Initial recognition and changes in fair value of biological assets and agricultural produce	2,174	6,988	9,902	19,064	97,957	—	117,021
Changes in net realizable value of agricultural produce after harvest	(337)	—	—	(337)	(167)	—	(504)
Margin on manufacturing and agricultural activities before operating expenses	22,247	62,913	41,637	126,797	256,948	—	383,745
General and administrative expenses	(12,585)	(11,126)	(7,382)	(31,093)	(18,228)	(17,650)	(66,971)
Selling expenses	(17,377)	(25,459)	(19,488)	(62,324)	(43,592)	(108)	(106,024)
Other operating income / (loss), net	7,524	2,796	(226)	10,094	(17,043)	(64)	(7,013)
(Loss) / profit from Operations	(191)	29,124	14,541	43,474	178,085	(17,822)	203,737

Depreciation of Property, plant and equipment and amortization of Intangible assets	(6,236)	(10,450)	(8,014)	(24,700)	(130,076)	(949)	(155,725)
Net loss from Fair value adjustment of Investment property	(993)	(107)	—	(1,100)	—	—	(1,100)
Transfer of revaluation surplus derived from the disposals of assets before taxes	20,245	—	—	20,245	—	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	1,180	2,439	(12,668)	(9,049)	18,854	—	9,805
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	994	4,549	22,570	28,113	79,103	—	107,216
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,622)	—	—	(1,622)	—	—	(1,622)
Changes in net realizable value of agricultural produce after harvest (realized)	1,285	—	—	1,285	(167)	—	1,118

As of December 31, 2023:
Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment, building and facilities, and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, Stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	30,326	32,340	57,376	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	42,667	45,815	57,433	145,915	957,065	180,479	1,283,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Nine-months ended September 30,
	2024	2023
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	195,820	161,482
Sugar	291,891	279,195
Energy (*)	25,028	26,622
Peanut	39,965	48,647
Sunflower	5,588	7,194
Cotton	3,455	6,405
Rice (*)	181,064	170,006
Fluid milk (UHT)	103,843	84,081
Powder milk	41,039	36,354
Other dairy products	56,899	36,871
Services	8,423	6,268
Rental income	2,543	1,530
Others	35,974	34,181
Subtotal manufactured products and services rendered	991,532	898,836
Agricultural produce and biological assets:
Soybean	65,032	50,108
Corn	42,685	28,534
Wheat	14,299	9,309
Sunflower	2,910	10,460
Barley	2,057	3,983
Seeds	3,741	—
Milk	6,968	17,852
Cattle	4,205	3,578
Cattle for dairy	9,122	8,035
Others	2,136	4,230
Subtotal agricultural produce and biological assets	153,155	136,089
Total revenue	1,144,687	1,034,925

(*) Includes revenue of mwh of energy and tons of rice produced by third parties for an amount of US$ 0.7 million and US$ 0.7 million, respectively (September 30, 2023: revenue of mwh of energy and tons of rice produced by third parties for an amount of US$ 24 million).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

The notional amount of these contracts is US$ 87.2 million as of September 30, 2024 (September 30, 2023: US$ 127.1 million) comprised primarily of 20,281 liters of ethanol (US$ 11 million), 178,404 mwh of energy (US$ 9 million), 90,016 tons of sugar (US$ 44 million), 25,687 tons of soybean (US$ 8 million), 30,260 tons of corn (US$ 5 million) and 38,913 tons of wheat (US$ 9 million) which expire between December 2024 and August 2025.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Nine-month ended September 30, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024 (Note 18)	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	49,640	189,461	169,715	423,226	832,042
Purchases	15,241	1,939	6,624	654	24,458
Agricultural produce	194,297	—	16,091	6,067	216,455
Transfer to raw material	(82,716)	(4,740)	—	—	(87,456)
Direct agricultural selling expenses	21,403	—	—	—	21,403
Tax recoveries (i)	—	—	—	(34,016)	(34,016)
Changes in net realizable value of agricultural produce after harvest	(19,993)	—	—	540	(19,453)
Finished goods as of September 30, 2024 (Note 18)	(59,475)	(30,193)	(10,804)	(131,270)	(231,742)
Exchange differences	17,986	743	(5,193)	(14,028)	(492)
Cost of revenues and direct agricultural selling expenses period	169,790	166,516	186,360	378,144	900,810
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Nine-month ended September 30, 2023 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2023	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	52,557	127,443	137,833	404,039	721,872
Purchases	9,513	27,270	360	2,449	39,592
Agricultural produce	143,697	27	17,852	9,736	171,312
Transfer to raw material	(60,727)	(7,321)	—	—	(68,048)
Direct agricultural selling expenses	12,537	—	—	—	12,537
Tax recoveries (i)	—	—	—	(15,187)	(15,187)
Changes in net realizable value of agricultural produce after harvest	(232)	—	—	(167)	(399)
Finished goods as of September 30, 2023	(46,597)	(13,104)	(9,411)	(165,186)	(234,298)
Exchange differences	(632)	(7,742)	(1,778)	(274)	(10,426)
Cost of revenues and direct agricultural selling expenses period	147,655	140,232	157,681	324,103	769,671
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Nine-month ended September 30, 2024 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,941	11,935	10,222	34,870	60,968	27,417	7,670	96,055
Raw materials and consumables	—	742	19,131	5,132	25,005	—	—	25,005
Depreciation and amortization	3,445	3,809	4,042	111,520	122,816	18,172	1,137	142,125
Depreciation of right-of-use assets	—	40	—	6,607	6,647	13,563	578	20,788
Fuel, lubricants and others	233	1,362	1,298	27,881	30,774	848	342	31,964
Maintenance and repairs	1,396	3,892	4,156	28,011	37,455	3,656	655	41,766
Freights	179	10,143	2,576	375	13,273	—	53,783	67,056
Export taxes / selling taxes	—	—	—	—	—	—	26,792	26,792
Export expenses	—	—	—	—	—	—	11,334	11,334
Contractors and services	2,316	1,098	376	10,207	13,997	—	—	13,997
Energy transmission	—	—	—	—	—	—	1,769	1,769
Energy power	1,015	2,931	2,296	534	6,776	502	166	7,444
Professional fees	67	271	84	864	1,286	8,448	610	10,344
Other taxes	56	367	165	7,729	8,317	577	23	8,917
Contingencies	—	—	—	—	—	621	—	621
Lease expense and similar arrangements	182	865	153	—	1,200	1,211	525	2,936
Third parties raw materials	4,014	27,278	63,351	35,515	130,158	—	—	130,158
Tax recoveries	—	—	—	(4,975)	(4,975)	—	—	(4,975)
Others	601	2,348	2,276	6,856	12,081	3,943	10,127	26,151
Subtotal	17,445	67,081	110,126	271,126	465,778	78,958	115,511	660,247
Own agricultural produce consumed	32,195	122,380	59,589	152,100	366,264	—	—	366,264
Total	49,640	189,461	169,715	423,226	832,042	78,958	115,511	1,026,511

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Nine-month ended September 30, 2023 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,895	9,873	8,761	34,042	55,571	26,833	7,919	90,323
Raw materials and consumables	276	629	22,393	6,652	29,950	—	—	29,950
Depreciation and amortization	3,519	4,319	3,401	97,635	108,874	14,638	1,010	124,522
Depreciation of right-of-use assets	—	36	527	7,005	7,568	10,084	278	17,930
Fuel, lubricants and others	181	604	1,491	27,717	29,993	482	251	30,726
Maintenance and repairs	804	2,136	1,687	23,199	27,826	1,115	492	29,433
Freights	112	8,340	2,124	72	10,648	—	46,021	56,669
Export taxes / selling taxes	—	—	—	—	—	—	23,926	23,926
Export expenses	—	—	—	—	—	—	11,964	11,964
Contractors and services	2,857	2,255	87	7,861	13,060	—	(90)	12,970
Energy transmission	—	—	—	—	—	—	1,945	1,945
Energy power	1,016	2,360	2,007	584	5,967	339	87	6,393
Professional fees	43	80	71	736	930	7,071	1,116	9,117
Other taxes	15	141	118	3,391	3,665	550	25	4,240
Contingencies	—	—	—	—	—	857	—	857
Lease expense and similar arrangements	98	571	163	—	832	780	307	1,919
Third parties raw materials	2,913	29,634	54,581	22,432	109,560	—	—	109,560
Tax recoveries	—	—	—	—	—	—	—	—
Others	616	1,210	1,529	4,713	8,068	3,245	9,619	20,932
Subtotal	15,345	62,188	98,940	236,039	412,512	65,994	104,870	583,376
Own agricultural produce consumed	37,212	65,255	38,893	168,000	309,360	—	—	309,360
Total	52,557	127,443	137,833	404,039	721,872	65,994	104,870	892,736

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Nine-month period ended September 30,
	2024	2023
	(unaudited)
Wages and salaries	118,508	106,440
Social security costs	35,502	32,719
Equity-settled share-based compensation	5,081	6,684
	159,091	145,843

8.    Other operating income / (expense), net

	Nine-month period ended September 30,
	2024	2023
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)	6,050	9,526
Gain /(loss) from commodity derivative financial instruments	5,757	(12,464)
Gain from disposal of other property items	478	1,828
Net loss from fair value adjustment of investment property	(22,484)	(913)
Impairment of assets destroyed by fire (*)	(14,036)	—
Others	7,730	(4,904)
	(16,505)	(6,927)

(*) In September 2024, a fire in our Peanut facility located in the Province of Cordoba damaged a warehouse cell and inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$ 12.0 million and US$ 2.0 million for inventories and property, plant and equipment, respectively. The appraisal of damages is currently being evaluated by insurance experts. The Company has insurance coverage that we estimate will cover all damages caused by the event suffered. Any insurance proceeds will be recognized as other income when received.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Nine-month period ended September 30,
	2024	2023
	(unaudited)
Finance income:
- Interest income	8,610	3,334
- Foreign exchange gain, net	—	33,954
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	1,736
- Other income	554	66,759
Finance income	9,164	105,783

Finance costs:
- Interest expense	(28,581)	(34,660)
- Finance cost related to lease liabilities	(29,317)	(28,812)
- Cash flow hedge – transfer from equity	(28,224)	(43,221)
- Foreign exchange losses, net	(5,051)	—
- Taxes	(5,860)	(5,670)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(871)	—
- Other expenses	(8,158)	(5,278)
Finance costs	(106,062)	(117,641)
Other financial results - Net (loss)/gain of inflation effects on the monetary items	(1,911)	5,072
Total financial results, net	(98,809)	(6,786)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2024	September 30, 2023
	(unaudited)
Current income tax	(8,013)	(6,485)
Deferred income tax	47,993	(45,289)
Income tax benefit / (expense)	39,980	(51,774)

The gross movement on the deferred income tax liability is as follows:

	September 30, 2024	September 30, 2023
	(unaudited)
Beginning of period	(366,554)	(292,656)
Exchange differences	(165,352)	(9,580)
Effect of fair value valuation for farmlands	142,514	5,236
Disposal of farmland (Note 20)	2,080	7,081
Tax charge relating to cash flow hedge (i)	(7,973)	(10,639)
Others	1,574	1,008
Income tax benefit / (expense)	47,993	(45,289)
End of period	(345,718)	(344,839)

(i)It relates to the amount reclassified of US$ 28,224 loss and US$ 43,221 loss from equity to profit and loss for the nine-month period ended September 30, 2024 and 2023, respectively.

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2024	September 30, 2023
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(8,887)	(65,968)
Non-deductible items	(94)	(1,121)
Effect of the changes in the statutory income tax rate in Argentina	—	2,933
Non-taxable income	10,447	14,023
Tax losses where no deferred tax asset was recognized	(27)	(794)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	9,326	33,913
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	32,134	(32,933)
Others	(2,919)	(1,827)
Income tax benefit / (expense)	39,980	(51,774)
(1) 2024 includes 8,594 of adjustment by inflation of tax loss carryforwards in Argentina (31,823 in 2023).

OECD Pillar Two model rules

The Group is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect as from January 1, 2024.

As of September 30, 2024, we did not have any significant impact as a consequence of Pillar Two rules.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2024 and 2023 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2023
Opening net book amount.	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	22,036	427	4,301	13,514	11,773	475	2,241	54,767
Additions	—	—	10,348	46,190	103,325	510	28,248	188,621
Revaluation surplus	(14,760)	—	—	—	—	—	—	(14,760)
Transfers	—	436	17,842	13,680	8,939	18	(40,915)	—
Disposals	(37,432)	—	(3,061)	(2,437)	—	(40)	—	(42,970)
Reclassification to non-income tax credits (*)	—	—	—	(201)	—	—	—	(201)
Depreciation	—	(2,892)	(24,603)	(60,145)	(64,297)	(1,596)	—	(153,533)
Closing net book amount	697,435	14,713	273,207	101,813	412,467	28,981	68,663	1,597,279
At September 30, 2023 (unaudited)
Cost	697,435	47,011	555,894	963,918	982,860	53,809	68,663	3,369,590
Accumulated depreciation	—	(32,298)	(282,687)	(862,105)	(570,393)	(24,828)	—	(1,772,311)
Net book amount	697,435	14,713	273,207	101,813	412,467	28,981	68,663	1,597,279
Nine-month period ended September 30, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	403,590	4,612	66,987	8,010	(42,780)	5,024	2,766	448,209
Additions	—	—	10,510	46,525	108,930	5,200	24,281	195,446
Revaluation surplus	(407,056)	—	—	—	—	—	—	(407,056)
Transfers	—	—	7,591	5,966	—	86	(13,643)	—
Disposals	(13,732)	(8)	(3,039)	(2,539)	—	(59)	—	(19,377)
Reclassification to non-income tax credits (*)	—	—	—	(224)	—	—	—	(224)
Depreciation	—	(2,905)	(24,829)	(60,022)	(79,236)	(1,853)	—	(168,845)
Closing net book amount	677,004	13,344	298,376	194,711	362,756	17,312	34,215	1,597,718
At September 30, 2024 (unaudited)
Cost	677,004	48,030	610,026	1,138,156	1,032,317	43,882	34,215	3,583,630
Accumulated depreciation	—	(34,686)	(311,650)	(943,445)	(669,561)	(26,570)	—	(1,985,912)
Net book amount	677,004	13,344	298,376	194,711	362,756	17,312	34,215	1,597,718
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2024, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 681 million as of September 30, 2024) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of September 30, 2024 would have reduced the value of the farmlands by US$ 68.1 million, which would impact, net of its tax effect, the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2024 and 2023.

As of September 30, 2024, borrowing costs of US$ 3,782 (September 30, 2023: US$ 2,993) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 218,021 as of September 30, 2024 (September 30, 2023: US$ 358,373).

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2024 and 2023 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of September 30, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	13,594	1,046	14,640
Additions and re-measurement	78,512	2,617	81,129
Depreciation	(51,297)	(8,562)	(59,859)
Closing net book amount	374,371	21,720	396,091

As of September 30, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(29,488)	1,357	(28,131)
Additions and re-measurement	63,038	9,882	72,920
Depreciation	(56,597)	(7,530)	(64,127)
Closing net book amount	361,801	25,574	387,375

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2024 and 2023 were as follows:

	September 30, 2024	September 30, 2023
	(unaudited)
Beginning of period	33,364	33,330
Loss from fair value adjustment (Note 8)	(22,484)	(913)
Exchange differences	22,662	947
End of period	33,542	33,364
Fair value	33,542	33,364
Net book amount	33,542	33,364

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of September 30, 2024 would have reduced the value of the Investment properties on US$ 3.4     million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2024 and 2023 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of September 30, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	584	1,311	1,615	34	3,544
Additions	—	1,349	—	7	1,356
Amortization charge (i)	—	(1,185)	(343)	(57)	(1,585)
Closing net book amount	19,128	9,217	10,373	717	39,435
At September 30, 2023 (unaudited)
Cost	19,128	19,918	13,463	1,318	53,827
Accumulated amortization	—	(10,701)	(3,090)	(601)	(14,392)
Net book amount	19,128	9,217	10,373	717	39,435

As of September 30, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	6,154	2,135	3,246	(80)	11,455
Additions	—	1,019	—	—	1,019
Amortization charge (i)	—	(1,387)	(377)	(5)	(1,769)
Closing net book amount	20,463	7,809	9,300	652	38,224
At September 30, 2024 (unaudited)
Cost	20,463	20,062	12,740	1,264	54,529
Accumulated amortization	—	(12,253)	(3,440)	(612)	(16,305)
Net book amount	20,463	7,809	9,300	652	38,224

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2024 and 2023, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable (See note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2024 and 2023 were as follows:

	September 30, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	802	643	—	—	1,445
Initial recognition and changes in fair value of biological assets	33,184	39,114	7,473	41,531	121,302
Decrease due to harvest / disposals	(194,622)	(148,827)	(77,560)	(163,719)	(584,728)
Costs incurred during the period	118,324	104,617	73,334	104,695	400,970
Exchange differences	36,060	20,087	15,755	(13,818)	58,084
End of period	49,293	48,477	42,193	85,147	225,110

	September 30, 2023 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	72,842	54,126	30,045	109,431	266,444
Increase due to purchases	555	215	—	—	770
Initial recognition and changes in fair value of biological assets	1,816	6,842	9,393	97,957	116,008
Decrease due to harvest / disposals	(143,858)	(84,697)	(65,417)	(184,162)	(478,134)
Costs incurred during the period	97,889	49,200	55,008	104,943	307,040
Exchange differences	2,086	1,211	853	6,888	11,038
End of period	31,330	26,897	29,882	135,057	223,166

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2023.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the nine-month period ended September 30, 2024:

	September 30, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,397	11,081	10,307	10,224	36,009
Depreciation and amortization	—	—	—	3,585	3,585
Depreciation of right-of-use assets	—	—	—	36,796	36,796
Fertilizers, agrochemicals and seeds	46,406	27,006	49	33,367	106,828
Fuel, lubricants and others	759	1,623	1,244	3,163	6,789
Maintenance and repairs	1,834	14,383	3,812	3,112	23,141
Freights	5,341	1,747	149	—	7,237
Contractors and services	11,411	37,916	—	7,876	57,203
Feeding expenses	254	117	35,866	—	36,237
Veterinary expenses	214	56	4,020	—	4,290
Energy power	50	3,020	1,607	—	4,677
Professional fees	646	276	140	252	1,314
Other taxes	714	82	211	33	1,040
Lease expense and similar arrangements	45,094	5,153	2	—	50,249
Others	736	2,088	675	6,287	9,786
Subtotal	117,856	104,548	58,082	104,695	385,181
Own agricultural produce consumed	468	69	15,252	—	15,789
Total	118,324	104,617	73,334	104,695	400,970

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the nine-month period ended September 30, 2023:

	September 30, 2023
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,413	8,275	7,346	9,997	29,031
Depreciation and amortization	—	—	—	3,707	3,707
Depreciation of right-of-use assets	—	—	—	41,764	41,764
Fertilizers, agrochemicals and seeds	27,264	9,112	1	33,235	69,612
Fuel, lubricants and others	884	1,052	993	2,731	5,660
Maintenance and repairs	2,066	5,912	3,128	2,663	13,769
Freights	2,440	439	103	—	2,982
Contractors and services	28,454	18,481	—	7,567	54,502
Feeding expenses	1,695	60	26,255	—	28,010
Veterinary expenses	143	78	2,536	—	2,757
Energy power	34	1,663	1,590	—	3,287
Professional fees	364	372	216	316	1,268
Other taxes	627	179	153	45	1,004
Lease expense and similar arrangements	29,091	2,175	1	1,451	32,718
Others	788	1,334	437	1,467	4,026
Subtotal	97,263	49,132	42,759	104,943	294,097
Own agricultural produce consumed	626	68	12,249	—	12,943
Total	97,889	49,200	55,008	104,943	307,040

Biological assets as of September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current
Cattle for dairy production	41,665	23,191
Breeding cattle	447	371
Other cattle	302	144
	42,414	23,706
Current
Breeding cattle	9,327	6,037
Other cattle	528	—
Sown land – crops	41,206	49,813
Sown land – rice	46,488	32,023
Sown land – sugarcane	85,147	116,458
	182,696	204,331
Total biological assets	225,110	228,037

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

 “La Niña” weather event in 2023

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during 2023, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations for the year ended December 31,2023.

16.    Financial instruments

As of September 30, 2024, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2024 and their allocation to the fair value hierarchy:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

	2024
	Level 1	Level 2	Total

Assets
Derivative financial instruments	85	15,183	15,268
Short-term investment (1)	15,351	—	15,351
Total assets	15,436	15,183	30,619
Liabilities
Derivative financial instruments	(1,355)	—	(1,355)
Total liabilities	(1,355)	—	(1,355)

(1) It includes US$ 1,402 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre) and US$ 13,949 of LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(1,250)
NDF	Quoted price	Foreign-exchange curve	Present value method	1	(20)
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	15,183
Public securities	Quoted price	—	—	1	15,351

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current
Advances to suppliers	3,333	3,266
Income tax credits	7,109	2,332
Non-income tax credits (i)	22,420	24,860
Judicial deposits	2,064	2,187
Receivable from disposal of subsidiary	—	3,899
Other receivables	2,946	2,516
Non-current portion	37,872	39,060
Current
Trade receivables	161,337	90,526
Less: Allowance for trade receivables	(1,265)	(2,888)
Trade receivables – net	160,072	87,638
Prepaid expenses	9,645	6,953
Advance to suppliers	51,428	42,808
Income tax credits	966	1,253
Non-income tax credits (i)	33,843	22,812
Receivable from disposal of subsidiary	3,123	3,971
Cash collateral	—	11
Other receivables	10,571	13,609
Subtotal	109,576	91,417
Current portion	269,648	179,055
Total trade and other receivables, net	307,520	218,115

(i) Includes US$ 224 for the nine-month period ended September 30, 2024 reclassified from property, plant and equipment (for the year ended December 31, 2023: US$ 293).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2024	December 31, 2023
	(unaudited)
Currency
US Dollar	132,854	88,811
Argentine Peso	63,936	24,304
Uruguayan Peso	2,740	6,570
Brazilian Reais	107,990	98,430
	307,520	218,115
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

As of September 30, 2024 trade receivables of US$ 22,988 (December 31, 2023: US$ 22.989) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 302 and US$ 449 are over 6 months in September 30, 2024 and December 31, 2023, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2024	December 31, 2023
	(unaudited)
Raw materials	168,888	76,440
Finished goods (Note 5)	231,742	179,611
	400,630	256,051

19.    Cash and cash equivalents

	September 30, 2024	December 31, 2023
	(unaudited)
Cash at bank and on hand	52,620	179,068
Short-term bank deposits	145,635	160,713
	198,255	339,781
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Disposals

In September 2023, the Company sold “El Meridiano”, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a gain before tax of US$ 9.5 million included in the line item “Other operating income”.

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for the nine-month period ended September 30, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2023	111,382	960,242
Employee share options exercised (Note 22)	—	42
Restricted shares vested	—	7,528
Purchase of own shares	—	(15,888)
Dividends to shareholders	—	(35,000)
At September 30,2023 (unaudited)	111,382	916,924

At January 1, 2024	111,382	910,883
Employee share options exercised (Note 22)	—	115
Restricted share vested	—	7,540
Purchase of own shares	—	(49,626)
Dividends to shareholders	—	(35,000)
At September 30,2024 (unaudited)	111,382	833,912
Share Repurchase Program

On July 11, 2024, the Group’s share repurchase program was renewed to purchase up to five per cent (5%) of the Company’s total outstanding share capital until December 31, 2024 or reaching the maximum number of shares authorized for purchase under the program, whichever occurs first.

As of September 30, 2024, the Company repurchased an aggregate of 30,463,019 shares under the program, of which 9,067,146 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the nine-month periods ended September 30, 2024 and 2023 the Company repurchased shares for an amount of 5,768,614 and 2,082,837 respectively.

Annual dividends

On April 17, 2024, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May and November of 2024. On May 29, 2024, the first installment of US$ 17.5 million (0.1682 per share) was paid.
On April 19, 2023, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments made on May 17, 2023 and November 16, 2023, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2024, 14,396 options (September 30, 2023: 6,500) were exercised. No options were forfeited or expired for any of the periods presented. On August 15, 2023, the plan was extended for an additional 10 years, whereas the expiration to exercise the options was extended.

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2024, the Group recognized compensation expense of US$ 4.6 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2023: US$ 4.9 million). For the nine-month period ended September 30, 2024, 603,799 Restricted Shares were granted (September 30, 2023: 549,233), 970,511 were vested (September 30, 2023: 828,690), and 18,280 Restricted shares were forfeited (September 30, 2023: 26,049).

23.    Trade and other payables

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current
Trade payables	55	514
Other payables	439	494
	494	1,008
Current
Trade payables	138,214	140,949
Advances from customers	6,434	16,351
Taxes payable	10,291	9,482
Dividends payables	18,513	1,024
Payables from acquisition of subsidiaries	—	13,404
Other payables	1,247	9,520
	174,699	190,730
Total trade and other payables	175,193	191,738

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current
Senior Notes (*)	414,547	498,347
Bank borrowings (*)	274,081	199,496
	688,628	697,843
Current
Senior Notes (*)	623	8,250
Bank overdrafts	2,838	4,386
Bank borrowings (*)	167,335	194,470
	170,796	207,106
Total borrowings	859,424	904,949

(*) As of September 30, 2024, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of September 30, 2024, total bank borrowings do not include any collateralized liabilities (December 31, 2023: US$ 77,055). These loans were mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 415.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender, (August 19, 2024) US$84.36 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$ 1,000 principal amount of Notes.

Loan with International Finance Corporation (IFC)

During 2024, the Group settled the outstanding amount of US$16.4 million under the loan agreement entered into with the International Finance Corporation (IFC), a member of the World Bank Group, in June 2020.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2024	December 31, 2023
	(unaudited)
Fixed rate:
Less than 1 year	134,836	117,105
Between 1 and 2 years	24,215	6,010
Between 2 and 3 years	2,881	5,508
Between 3 and 4 years	414,980	—
Between 4 and 5 years	433	498,347
More than 5 years	41,046	—
	618,391	626,970
Variable rate:
Less than 1 year	35,960	90,001
Between 1 and 2 years	34,246	37,712
Between 2 and 3 years	83,329	91,878
Between 3 and 4 years	51,865	56,605
Between 4 and 5 years	1,172	1,783
More than 5 years	34,461	—
	241,033	277,979
	859,424	904,949

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 415 million, 99.73% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current	301,465	325,569
Current	52,827	52,941
	354,292	378,510

The maturity of the Group's lease liabilities is as follows:

	September 30, 2024	December 31, 2023
	(unaudited)
Less than 1 year	52,827	52,941
Between 1 and 2 years	12,467	66,474
Between 2 and 3 years	62,564	61,398
Between 3 and 4 years	52,471	47,677
Between 4 and 5 years	42,990	39,254
More than 5 years	130,973	110,766
	354,292	378,510

26.    Payroll and social security liabilities

	September 30, 2024	December 31, 2023
	(unaudited)
Non-current
Social security payable	1,278	1,570
	1,278	1,570
Current
Salaries payable	10,732	4,498
Social security payable	4,367	4,062
Provision for vacations	13,291	12,783
Provision for bonuses	9,573	16,014
	37,963	37,357
Total payroll and social security liabilities	39,241	38,927

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2023.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			September 30, 2024	September 30, 2023	September 30, 2024	December 31, 2023

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(5,698)	(6,200)	(16,273)	(18,781)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2024 and for the nine-month and the three-month periods ended September 30, 2024 and 2023 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2024, results of operations for the nine-month and three months periods ended September 30, 2024 and 2023 and cash flows for the nine-month periods ended September 30, 2024 and 2023. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2023.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the annual financial statements for the year ended December 31, 2023 described in Note 32.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Each farmland in Argentina and Uruguay represents one CGU (see Note 3). For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 29 CGUs as of September 30, 2024 and 30 CGUs as of September 30, 2023.

As of September 30, 2024 and 2023, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2024 and 2023:

As of September 30, 2024, the Group identified 6 CGUs in Argentina (2023: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)
CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 6 CGUs (2023: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2024	September 30, 2023
La Carolina / Crops / Argentina	314	281
El Orden / Crops / Argentina	301	271
La Guarida / Crops / Argentina	2,923	2,623
Los Guayacanes / Crops / Argentina	3,573	3,206
Doña Marina / Rice / Argentina	6,220	5,582
El Colorado / Crops / Argentina	3,124	2,804
Closing net book value of goodwill allocated to CGUs tested (Note 13)	16,455	14,767
Closing net book value of PPE items and other assets allocated to CGUs tested	159,918	158,744
Total assets allocated to CGUs tested	176,373	173,511

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2024 and 2023.

CGUs tested based on a value-in-use model at September 30, 2024 and 2023:

As of September 30, 2024, the Group identified 2 CGUs (2023: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)
past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2024	September 30, 2023
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-2%
Future pricing increases	0.46% per annum	0.46% per annum
Future cost decrease	0.96% per annum	0.96% per annum
Discount rates	5.0%	5.2%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2024	September 30, 2023
AVI / Sugar, Ethanol and Energy	2,915	2,937
UMA / Sugar, Ethanol and Energy	1,093	1,102
Closing net book value of goodwill allocated to CGUs tested (Note 14)	4,008	4,039
Closing net book value of PPE items and other assets allocated to CGUs tested	599,509	600,764
Total assets allocated to 2 CGUs tested	603,517	604,803

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2024 and 2023.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements